Filed pursuant to Rule 424(b)(3)
File No. 333-114585

MATRITECH, INC.
12,129,047 Shares of
Common Stock
$.01 Par Value per Share

     This prospectus covers the sale of up to 12,129,047 shares of our common stock by the selling securityholders listed inside.

     Our common stock is traded on the American Stock Exchange under the symbol “MZT.” On April 16, 2004, the last reported sale price for our common stock as reported by American Stock Exchange was $1.41 per share.

See “Risk Factors” beginning on page 2 for information that should be considered before investing.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 13, 2004.

MATRITECH, INC.

     Matritech, Inc. has developed and now manufactures and markets innovative cancer diagnostic products based on our proprietary nuclear matrix protein technology. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. We have demonstrated that there are differences in the types and amounts of nuclear matrix proteins and other proteins found in cancerous and normal tissue and believe the detection of differences in properly selected proteins provides clinically useful diagnostic information about cellular abnormalities such as cancer. Using our proprietary technology and expertise, we have developed and commercialized non-invasive or minimally invasive cancer diagnostic tests for bladder cancer and have developed and licensed proprietary diagnostic reagents for cervical cancer which are being utilized in the development of a cervical cancer screening system by our licensee. In addition we have programs underway using new technologies such as mass spectrometry to develop additional tests for prostate, breast and colon cancer. Our objective is to develop tests that will be more accurate than existing tests and will result in lower treatment costs and an improved standard of patient care.

     Matritech, Inc. was incorporated in Delaware in 1987. Our executive offices and facilities are located at 330 Nevada St., Newton, Massachusetts 02460, and our telephone number is (617) 928-0820. Matritech, NMP22, NMP48, NMP66, NMP179, BladderChek, and NMP22 Lab Test Kit are our registered trademarks or trademarks.

RISK FACTORS

     The following risk factors should be considered carefully along with the other information contained or incorporated by reference in this prospectus.

     We have a history of operating losses, are continuing to lose money and may never be profitable.

     We have incurred operating losses since we began operations in 1987. These losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with our market development. Our accumulated deficit from inception until the end of the last fiscal year is $78,999,000. Our revenue and net losses for each of the past four fiscal years have been:

	2003	2002	2001	2000
Product Sales	$4,018,000	$3,093,729	$2,340,940	$1,245,611
Losses	$7,878,290	$8,278,274	$8,730,827	$6,836,254

     We expect to continue to incur additional operating losses in the future as we continue to develop new products and seek to commercialize the results of our research and development efforts. Our ability to achieve long-term profitability is dependent upon our success in those development and commercializing efforts. We do not believe we will be profitable in the foreseeable future.

     We will need to obtain additional capital in the future and if we are unable to obtain such capital on acceptable terms, or at the appropriate time, we may not be able to continue our existing operations.

     We do not currently generate revenues sufficient to operate our business and do not believe we will do so in the foreseeable future. In our fiscal year ended December 31, 2003, we had a net loss of $7.9 million, and as of December 31, 2003, we only had $7.5 million of cash and cash equivalents. As a result, we must rely on our ability to raise capital from outside sources in order to continue operations in the long-term. In March, 2003 we completed a sale of convertible debentures and accompanying warrants, in October and November, 2003 we completed a sale of common stock and accompanying warrants, and in March, 2004 we completed a sale of common stock and accompanying warrants. We will continue to seek to raise additional capital through various financing alternatives, including equity or debt financings and corporate partnering arrangements. However, we may not be able to raise needed capital on terms that are acceptable to us, or at all.

     The terms of our recent sales of convertible debentures and common stock greatly restrict our ability to raise capital. Under the terms of our convertible debenture financing, we are prohibited from entering into obligations that are senior to the debentures. The purchasers of the convertible debentures and common stock also have rights, under the terms of those financings, to participate in our future financings. These provisions may severely limit our ability to attract new investors and raise additional financing on acceptable terms. In addition, in order to attract such new investors and obtain additional capital, we may be forced to provide rights and preferences to the new investors which are not available to current shareholders.

     If we do not receive an adequate amount of additional financing in the future, we may be unable to meet any cash payment obligations required by the convertible debentures, or we may be required to curtail our expenses or to take other steps that could hurt our future performance, including but not limited to, the premature sale of some or all of our assets or product lines on undesirable terms, merger with or acquisition by another company on unsatisfactory terms or the cessation of operations.

     We have substantially increased our indebtedness and may not be able to meet our payment obligations.

     As a result of the recent sale of convertible debentures, we have substantially increased our indebtedness (measured at maturity) from approximately $475,000 at the end of 2002 to approximately $5.3 million at the end of 2003.

     The convertible debentures permit us to make interest and principal payments in shares of common stock instead of cash, but only if (i) we are not in default under the terms of the debentures, (ii) there is an effective registration statement covering such shares, (iii) our common stock is listed on one of American Stock Exchange, New York Stock Exchange, Nasdaq National Market or Nasdaq SmallCap Market, (iv) we have provided proper notice of our election to make payments in stock and have made payment of all other amounts then due under the debentures, (v) the issuance of such shares would not cause the holders to own more than 9.999% of the outstanding shares of our common stock, (vi) no public announcement of a change of control or other reclassification transaction has been made and (vii) we have sufficient authorized but unissued and unreserved shares to satisfy all share issuance obligations under the March 2003 financing. If we are not able to make interest and redemption payments on the debentures in shares of stock, such payments must be made in cash and, unless we are able to raise additional capital from another source, we may not have sufficient funds to make such payments.

     In addition, the convertible debentures require us to pay interest and liquidated damages and may become immediately due and payable at a premium of 120% of the outstanding principal amount plus accrued interest and damages in the event we default under their terms. Potential defaults would include, among other things:

•	our inability to make payments as they become due;

•	failure to remain listed on any of the Nasdaq SmallCap Market, New York Stock Exchange, American Stock Exchange or the Nasdaq National Market;

•	sale or disposition of our assets in excess of 33% of our total assets;

•	failure to timely deliver stock certificates upon conversion; and

•	default on our existing or future liabilities in excess of $150,000.

     If we default under the terms of the convertible debentures, we probably will not be able to meet our payment obligations. In addition, the increased level of our indebtedness could, among other things:

•	make it difficult for us to make payment on this debt and other obligations;

•	make it difficult for us to obtain future financing;

•	require redirection of significant amounts of cash flow from operations to service our indebtedness;

•	require us to take measures such as the reduction in scale of our operations that might hurt our future performance in order to satisfy our debt obligations; and

•	make us more vulnerable to bankruptcy.

     The operations of our European subsidiary involve currency exchange variability and other risks.

     Matritech GmbH, our European subsidiary, accounted for approximately 70% of our sales for the fiscal year ended December 31, 2003. Accounts of our European subsidiary are maintained in Euros and are translated into U.S. Dollars. To the extent that foreign currency exchange rates fluctuate in the future, we may be exposed to significant financial variability, both favorable and unfavorable. During 2003, exchange rate fluctuations were favorable as indicated in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, rate changes in the future may lead to unfavorable results.

     In addition, although we have integrated the operations of this subsidiary since its acquisition in June 2000, we still must coordinate geographically separate organizations, manage personnel with disparate business backgrounds and conduct business in a different regulatory and corporate culture. It remains to be seen whether the use of this subsidiary to spearhead the marketing effort of our products in Europe will be successful in the long-term.

     Our distribution arrangements for sale of our NMP22 BladderChek Device are not well-established, and our near-term cash requirements will significantly increase to support a larger employee sales force, to pay for order processing, shipping and collection costs normally borne by distributors and to finance the accounts receivable from physician practices.

     We rely primarily on distributors to market NMP22 BladderChek Devices in territories other than the United States and Germany, but our history with our distributors is limited and we do not know whether they will achieve substantial sales levels of our products. The failure of our distributors to successfully market our products in territories other than the US and Germany could have significant adverse effects on our future revenues.

     We recently amended our distribution agreement with our U.S. distributor and we now have the responsibility for sales of NMP22 BladderChek Devices to urologists in the US, including invoicing and collecting the revenue from sales. We are increasing our sales and marketing expenditures and adding order processing, shipping and collection resources to perform functions which have, until recently, been performed by our U.S. distributor. We have little experience in performing these functions in the United States to support sales directly to physicians, and the time and cost to create these resources combined with the risk that they may not be implemented effectively increases the risk that the rate of sales growth for our NMP22 BladderChek Device will slow.

     Sales of products directly to physicians may result in larger accounts receivable than sales to distributors and increases the risk that accounts receivable will not be collected. Carrying larger accounts receivable balances and assuming greater collection risk may also increase our financing requirements.

     We compete with other methods of diagnosing cancer that are in existence or may be successfully developed by others and our technology may not prevail.

     Although we are not aware of any other company using nuclear matrix protein technology in commercial diagnostic or therapeutic products, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense. Many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engage in the research and development of cancer diagnostic products. Many of these organizations have greater financial, manufacturing, marketing and human resources than we do.

     We expect that our Lab Test Kits and our Point-of-Care Test Devices will compete with existing FDA-approved tests, including tests known as BTA and UroVysion bladder cancer tests, which have been approved for monitoring bladder cancer; a test known as CEA, which is used primarily for monitoring colorectal and breast cancers; a test known as CA19.9, which is used primarily for monitoring colorectal and gastric cancers; a test known as PSA, which is used primarily for monitoring and screening prostate cancer; tests known as TRUQUANT® BR RIA, CA15.3 and CA27.29, which are used for monitoring breast cancer; and specimen collection and analysis systems known as ThinPrep® (Cytyc) and SurePath(TriPath). We are also aware of a number of companies that have announced that they are engaged in developing cancer diagnostic products based upon oncogene technology. Our diagnostic products will also compete with more invasive or expensive procedures such as minimally invasive surgery, bone scans, magnetic resonance imaging and other in vivo imaging techniques. In addition, other companies may introduce competing diagnostic products based on alternative technologies that may adversely affect our competitive position. As a result, our products may become obsolete or non-competitive.

     Healthcare reform measures, third-party reimbursement policies and physician or hospital preferences could limit the per-product revenues for our products.

     Our ability to commercialize our planned products successfully will depend in part on the extent to which reimbursement for the services based on our products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device (or a service based on a medical device) approved either solely for investigational use or for research use is at the discretion of the patient’s individual carrier. Even if use of a device or the performance of a service has been previously approved for reimbursement, the insurance carrier may decide not to continue to reimburse it at all, not to continue to reimburse it for certain medical applications and/or to decrease the reimbursement amount. In addition, even if we are able to successfully sell our products to managed care providers, it is possible that these sales will involve significant pricing pressure and keep our per-product revenues low. If we develop a Proprietary Laboratory Procedure we do not expect third-party reimbursement until we obtain FDA approval for a product which generates similar information.

     Healthcare reform is an area of continuing attention and a priority of many governmental officials. Future changes could impose additional limitations on the prices we will be able to charge for our products or the amount of reimbursement available for our products from governmental agencies or third-party payors. While we cannot predict whether any of these legislative or regulatory proposals will be adopted or the effect that these proposals may have on our business, the announcement or adoption of these proposals could hurt our business by reducing demand for our products or increasing the pressure on the prices we charge and could hurt our stock price because of investor reactions.

     The preferences of physicians, hospitals, clinics and other customers may also limit our per-product revenue because their profit expectations when purchasing our product may influence their use and ordering behavior. Physicians have developed an expectation for generating profits when they purchase devices for use in their practice. To the extent that we are not able to price our product to provide such an opportunity, sales of our devices may suffer.

     We are subject to extensive government regulation which adds to the cost and complexity of our business, may result in unexpected delays and difficulties, and may impose severe penalties for violations.

     The FDA and, in some instances, foreign governments, extensively regulate the medical devices that we market and manufacture. The FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. Any products that we or our suppliers manufacture or distribute in accordance with FDA approvals are subject to pervasive and continuing regulation by the FDA, including:

•	we and our distributors are required to comply with record keeping requirements and to report adverse experiences with the use of the devices we make and distribute;

•	we are required to register our establishments and list our devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies; and

•	our products are required to be manufactured in accordance with a series of complex regulations known as Quality System Regulations which impose procedural and documentation requirements on us with respect to manufacturing and quality assurance activities.

     If we fail to comply with the FDA’s requirements, including those listed above, we may face a number of costly and/or time consuming consequences, including:

•	fines;

•	injunctions;

•	civil penalties;

•	recall or seizure of products;

•	total or partial suspension of production;

•	failure of the government to grant premarket clearance or premarket approval for devices;

•	withdrawal of marketing approvals; and

•	criminal prosecution.

The FDA also has the authority to request the repair, replacement or refund of the cost of any device that we manufacture or distribute.

     Labeling and promotional activities are also subject to scrutiny in the United States by the FDA and, in certain instances, by the Federal Trade Commission. For example, our NMP22 Lab Test Kit has received FDA approval and may be promoted by us only as an aid in the management of patients with bladder cancer or as a diagnostic aid for use for previously undiagnosed individuals who have symptoms of or are at risk for bladder cancer. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket approval has not been obtained. Consequently, we cannot currently promote the NMP22 Lab Test Kit for any unapproved use. If we or our suppliers fail to comply with these manufacturing or promotional requirements, we may face regulatory enforcement action by the FDA that would prevent us or our suppliers from manufacturing or selling our products, hurt our ability to conduct testing necessary to obtain market approval for these products and reduce our potential sales revenues.

     In addition to federal regulations regarding manufacture and promotion of medical devices, we are also subject to a variety of state laws and regulations which may hinder our ability to market our products in those states or localities. Manufacturers in general are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with these laws and regulations in the future, which could increase future losses or reduce future profitability.

     Our inability to develop and commercialize additional products may adversely affect our ability to achieve profitability.

     We believe that our ability to achieve profitability in the future is greatly dependent on producing additional revenue-generating products. Other than the NMP22 products and allergy diagnostic products distributed by our European subsidiary, none of our products is close enough to commercialization to be expected to generate revenue in the foreseeable future, if at all. If we are unable to successfully develop and commercialize other products, the future prospects for our business, sales and profits will be materially impaired. In addition, if we are unable to develop and commercialize additional products and diversify our revenue streams, greater pressure will be placed on the performance of existing products and our business success will be directly related to success or failure of these few products.

     We may incur substantially greater costs and timing delays than we currently expect in the development process.

     From time to time, we have encountered unexpected technical obstacles and may encounter additional ones in the course of the development process that we may not be able to overcome or may only overcome if we expend additional funds and time. For example, in 1997 we elected to terminate development of a blood-based Lab Test Kit for PC1, a candidate marker for prostate cancer, due to unexpected difficulties. Despite encouraging initial results from an earlier low throughput research testing method, we were unable to develop such a kit for use in testing prostate cancer patients even when we employed 1997 state-of-the-art detection methods. We have subsequently announced that a different set of proteins (NMP48), discovered using a different research method, would be the primary candidates in our prostate cancer program. More recently, we and others have observed that the testing methodologies of a low throughput research mass spectrometry instrument are not readily reproducible or transferable to high throughput mass spectrometry instruments. This has required us to try a number of changes in our procedures to improve controls, reproducibility and costs in order to measure these proteins. Such changes in our technology and procedures may result in products or services that cannot reproduce our original discovery results or that do not perform at all or do not perform as well as the results reported using our discovery research procedure.

     The research results we obtain in the laboratory frequently cannot be replicated in clinical trials.

     Investors should not expect products that we commercialize to perform as well as preliminary discovery research results in the small numbers of samples reported by us. In large-scale clinical trials, such as those required by the FDA, we expect to encounter greater variability and risks including but not limited to:

•	obtaining acceptable specimens from patients and healthy individuals;

•	testing a much larger population of individuals than we tested in early discovery which will be likely to demonstrate the inherent biologic variability;

•	preparing the specimens properly for testing using lower cost, high throughput methods which may be less reliable than those used in early discovery; and

•	developing an economic and reproducible test method for the substance to be measured.

     We believe that testing the final product in a clinical setting will result in product performance which may not be as accurate as the results reported from the discovery phase. Therefore, the best comparative data to be used in evaluating our product development programs are the results of physician trials of commercial products such as those reported since 1996 for products based on NMP22 proteins.

     We have no demonstrated success in developing Proprietary Laboratory Procedures as a profitable service business and any future success will be dependent upon satisfaction and approval of our clinical lab partners.

     We believe the future success of our business will depend not only on the successful commercialization of our Lab Test Kits and Point-Of-Care Test Devices, but also in part upon developing a service business based on Proprietary Laboratory Procedures which will be custom designed to the instrumentation and techniques of a specific clinical laboratory to measure clinically useful proteins. We are currently working on development of such Proprietary Laboratory Procedures using our technologies for breast cancer, but we have no demonstrated success in this area. In addition, because we expect that use of our Proprietary Laboratory Procedures will likely be confined to a limited number of licensed clinical laboratories who would be expected to invest in the development and marketing of a lab testing service specific to their equipment, processes and personnel, the success of these procedures will be dependent upon acceptance by the applicable laboratories. Although we may complete our product development efforts to our satisfaction, we may not obtain the agreement and approval from our clinical lab partner that the technology works adequately in their laboratory environment or that it has the medical performance and information value that they originally expected. Because Proprietary Laboratory Procedures utilize technologies which are, by their nature, more sensitive and more operator-dependent than the technologies involved in products such as Lab Test Kits and Point-of-Care Test Devices, the risks regarding successful commercial acceptance are increased in this area.

     We have no demonstrated success in developing cellular analysis systems and any future success in this area will be highly dependent upon Sysmex.

     We believe the future success of our business will also depend, in part, upon Sysmex Corporation developing a satisfactory Cellular Analysis System to be used to measure clinically useful cervical cancer proteins. Even if Sysmex completes its product development efforts to its satisfaction, it is expected to face significant obstacles (including but not limited to those set forth in the following paragraph) in developing a system which will be approved by the FDA and selling such systems to cervical cancer smear laboratories at a satisfactory price. Our success in cervical cancer Cellular Analysis Systems is almost completely dependent on the success of Sysmex in utilizing our technology and on its ability to educate physicians, patients, insurers and its distributors about the medical utility of the new products. Even if Sysmex successfully educates the market, competing products may prevent Sysmex from gaining wide market acceptance of its products.

     Successful technical development of our products does not guarantee successful commercialization.

     We may successfully complete technical development for one or all of our product development programs, but still fail to develop a commercially successful product for a number of other reasons, such as the following:

•	failure to obtain the required regulatory approvals for their use;

•	prohibitive production costs;

•	clinical trial results might differ from discovery phase data; and

•	variation of perceived value of products from physician to physician.

     Our success in the market for the diagnostic products we develop will also depend greatly on our ability to educate physicians, patients, insurers and our distributors on the medical utility of our new products. Even if we successfully educate the market, competing products may prevent us from gaining wide market acceptance of our products.

     If we are unable to manufacture the product volumes we need, we will be unable to achieve profitability.

     We have been manufacturing and assembling our Lab Test Kits for commercial sales since 1995 but have not yet manufactured these products in the large volumes which will eventually be necessary for us to achieve profitability. We may encounter difficulties in scaling up production of new products, including problems involving:

•	production yields;

•	quality control and assurance;

•	component supply; and

•	shortages of qualified personnel.

     These problems could make it very difficult to produce sufficient product to satisfy customer needs and could result in customer dissatisfaction. We may not be able to achieve reliable, high-volume manufacturing at a commercially reasonable cost. In addition, numerous governmental authorities extensively regulate our manufacturing operations. Failure to satisfy our future manufacturing needs could result in decreased sales, loss of market share and potential loss of certain distribution rights.

     If we lose the services of our suppliers or assemblers for any reason it may be difficult for us to find replacements, we may be forced to modify or cease production of our products and we may be unable to meet customer commitments.

     We currently manufacture our NMP22 Lab Test Kits and package our NMP22 BladderChek Devices in our Newton facility but we rely on subcontractors for certain components and processes for each of these products. We do not have alternative suppliers for certain key components and processes which are provided by some subcontractors. If the units or components from these suppliers or the services of these assemblers should become unavailable for any reason, including their failure to comply with FDA regulations, we would need to seek alternative sources of supply or assembly. In order to maintain the FDA acceptance of our manufacturing process, we would have to demonstrate to the FDA that these alternative sources of supply are equivalent to our current sources. Although we attempt to maintain an adequate level of inventory to provide for these and other contingencies, if our manufacturing processes are disrupted because key components are unavailable, because new components must be revalidated or because an assembler fails to meet our requirements, we may be forced to modify our products to enable another subcontractor to meet our sales requirements or we may be required to cease production of such products altogether until we are able to establish an adequate replacement supplier. Disruptive changes such as these may make us unable to meet our sales commitments to customers. Our failure or delay in meeting our sales commitments could cause sales to decrease and market share to be lost permanently, and could result in significant expenses to obtain alternative sources of supply or assembly with the necessary facilities and know-how.

     Our activities involve the use of hazardous materials, and we may be held liable for any accidental injury from these hazardous materials.

     Our research and development and assembly activities involve the controlled use of hazardous materials, including carcinogenic compounds. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result, and significant and unexpected costs, including costs related to liabilities and clean-up, costs from increased insurance premiums or inability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

     If the products we distribute which are made by other companies should become unavailable or not meet quality standards, we may lose revenues and market share and may face liability claims.

     If the products we distribute, but do not manufacture, should become unavailable for any reason, we would need to seek alternative sources of supply. If we are unable to find alternative sources of an equivalent product we may be required to cease distribution of this type of product, which could cause revenues to decrease and market share to be lost permanently. Furthermore, if products which we distribute, but do not manufacture, should be found defective, we could be sued for product liability or other claims.

     During 2003, we received reports from customers that one of the products we sell through our German subsidiary failed to perform correctly and provided false readings on patients’ conditions. We believe the product performance problems are being addressed by the manufacturer of the products and that the manufacturer will accept responsibility for defective products. We have not sought an alternate source of supply for this product line, but our revenues, profits and market share may be adversely affected, and we may face product liability and other claims if the manufacturer fails to satisfactorily address all issues raised by our customers and the patients affected.

     If we are sued for product-related liabilities, the cost could be prohibitive to us.

     The testing, marketing and sale of human healthcare products entail an inherent exposure to product liability, and third parties may successfully assert product liability claims against us. Although we currently have insurance covering our products, we may not be able to maintain this insurance at acceptable costs in the future, if at all. In addition, our insurance may not be sufficient to cover large claims. Significant product liability claims could result in large and unexpected expenses as well as a costly distraction of management resources and potential negative publicity and reduced demand for our product.

     If our intellectual property is not adequately protected, we could lose our ability to compete in the marketplace.

     Protection of our intellectual property is necessary for the success of our products. Patent protection can be limited and not all intellectual property is or can be patent protected. We rely on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in our current and planned products. We have little protection where we must rely on trade secrets and nondisclosure agreements and our competitors independently develop technologies that are substantially equivalent or superior to our technology. If our competitors develop such technology and are able to produce products similar to or better than ours, our market share could be reduced and our revenue potential may decrease.

     While we have obtained patents where advisable, patent law relating to the scope of certain claims in the biotechnology field is still evolving. In some instances we have taken an aggressive position in seeking patent protection for our inventions and in those cases the degree of future protection for our proprietary rights is uncertain. In addition, the laws of certain countries in which our products are, or may be, licensed or sold do not protect our products and intellectual property rights to the same extent as the laws of the United States.

     If our intellectual property infringes on the rights of others, we may be forced to modify or cease production of our products.

     We believe that the use of the patents for nuclear matrix protein technology owned by us or licensed to us and the use of our trademarks and other proprietary rights, do not infringe upon the proprietary rights of third parties. However, we may not prevail in any challenge of third-party intellectual property rights, and third parties may successfully assert infringement claims against us in the future. In addition, we may be unable to acquire licenses to any of these proprietary rights of third parties on reasonable terms. If our intellectual property is found to infringe upon other parties’ proprietary rights and we are unable to come to terms with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

     We may need to stop selling our Point-of-Care Test Devices if we cannot obtain a license or a waiver to use the test strip technology.

     Our NMP22 BladderChek Device uses test strips composed of an absorbent material that will soak up urine from a small reservoir at one end of the container housing the test strip and expose the urine to chemicals and antibodies arranged on the surface of or imbedded in the test strip. After a short period of time and after a reaction with our proprietary antibodies, a test result will appear in a window located on the container housing the test strip. The manufacture, use, sale, or import of point-of-care products which include this test strip technology in certain jurisdictions will require us to obtain patent licenses. We are currently selling NMP22 BladderChek Devices and are attempting to obtain appropriate licenses or waivers. If we are unable to obtain patent licenses to permit us to make, use, sell, or import such products in the United States or in certain other jurisdictions, we will have to stop selling our Point-of-Care Test Device until the expiration of the relevant patents or until we are able to arrive at a design solution that uses a different technology. In addition, we may also be subject to litigation that seeks a percentage of the revenues we have received from the sale of our Point-of-Care Test Device. We have accrued estimated royalties on sales of the NMP22 BladderChek Device based on our estimates of customary royalty rates but have received no assurances that such accruals will be adequate to pay any royalties due if and when we complete a licensing agreement.

     If we lose or are unable to recruit and retain key management, scientific and sales personnel, we may be unable to achieve our objectives in a timely fashion.

     We need to attract and retain a highly qualified scientific and management team. We have at any given time only about sixty employees. While no individual is irreplaceable, the loss of multiple members of our key personnel, such as our scientists or our field sales force, at the same time or within close proximity of each other, or the failure to recruit the necessary additional personnel when needed with specific qualifications and on acceptable terms might harm our research and development efforts and/or our direct-to-the-urologist marketing strategy. We face intense competition for qualified personnel from other companies, research and academic institutions, government entities and other organizations.

     Our success is also greatly dependent on the efforts and abilities of our management team. The simultaneous loss of multiple members of senior management might delay achievement of our business objectives due to the time that would be needed for their replacements to be recruited and become familiar with our business.

     Market volatility and fluctuations in our stock price and trading volume may cause sudden decreases in the value of an investment in our common stock.

     The market price of our common stock has historically been, and we expect it to continue to be, volatile. This price has ranged between $2.94 and $1.55 in the fifty-two week period prior ended December 31, 2003. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Factors such as announcements of technological innovations or new products by our competitors or disappointing results by third parties, as well as market conditions in our industry, may significantly influence the market price of our common stock. For example, in the past our stock price has been affected by announcements of clinical trial results and technical breakthroughs at other biotechnology companies. Our stock price has also been affected by our own public announcements regarding such things as quarterly earnings, regulatory agency actions and corporate partnerships. Consequently, events both within and beyond our control, may cause shares of Matritech stock to lose their value rapidly.

     In addition, sales of a substantial number of shares of our common stock by stockholders could adversely affect the market price of our shares. In fiscal year 2003, our shares had an average daily trading volume of only approximately 90,000 shares. In connection with our 2003 sale of convertible debentures and accompanying warrants, we filed a resale registration statement covering up to 5,371,332 shares for the benefit of our investors. In addition, in connection with our 2003 sale of common stock and accompanying warrants, we filed a resale registration statement covering approximately 5,419,000 shares for the benefit of our investors. We have also filed resale registration statements in connection with previous private placements. The actual or anticipated resale by such investors under these registration statements may depress the market price of our common stock. Bulk sales of shares of our common stock in a short period of time could also cause the market price for our shares to decline.

     Future financings will result in additional dilution of the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

     We will need to raise additional capital in the future to continue our operations. Any future equity financings will dilute the ownership interest of our existing investors and may have an adverse impact on the price of our common stock.

     In addition, the terms of the convertible debentures provide for antidilution adjustments. On October 15, 2003 and on November 6, 2003 we completed a sale of 3,893,295 shares of our common stock and warrants to purchase 1,362,651 shares of our common stock at a price of $2.45 per share for an aggregate consideration of $6,501,801 (before cash expenses of approximately $855,000). This sale was deemed to be a dilutive issuance under the terms of the convertible debentures and our March 2003 Warrants. On March 19, 2004 we completed a sale of 4,858,887 shares of our common stock and warrants to purchase 1,214,725 shares of our common stock at a price of $2.00 per share for an aggregate consideration of $6,559,500 (before cash expenses of approximately $713,000). This sale has also been deemed to be a dilutive issuance under the terms of the convertible debentures and our March 2003 Warrants. As a result, the convertible debentures are currently convertible into 3,183,902 shares of our common stock at a price of $1.51 per share, representing an increase of 612,944 shares from the conversion terms of the debenture at November 6, 2003, and the March 2003 Warrants are exercisable to purchase shares of our common stock at a price of $1.35 per share.

     If we do a future financing at a price less than $1.35 per common share (the “New Base Price”), the conversion rate of the debentures will be adjusted down to 112% of the New Base Price and additional shares of our common stock would be issuable upon such conversion. The terms of the March 2003 Warrants also provide for antidilution protection, so that the exercise price for such warrants would be adjusted down to the New Base Price in the event of a dilutive financing, or on a weighted-average basis if there are no longer any convertible debentures outstanding. The issuance of additional shares upon conversion of the debentures would result in further dilution of the ownership interest of our other existing investors, and a decrease in the warrant exercise price may cause a decline in our stock price.

     Conviction of our previous auditing firm means that we will not be able to obtain a consent for inclusion of their auditor report in future SEC filings.

     Prior to July 17, 2002, Arthur Andersen LLP served as our independent auditors. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation and on June 15, 2002, Arthur Andersen was found guilty and subsequently has ceased practicing before the SEC. On July 17, 2002, we dismissed Arthur Andersen and retained PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ended December 31, 2002. SEC rules require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to our inclusion of Arthur Andersen’s audit report in those filings. In light of the cessation of Arthur Andersen’s practice, we will not be able to obtain the consent of Arthur Andersen to the inclusion of Arthur Andersen’s audit report in our future filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, but purchasers of securities sold under our registration statements which were not filed with the consent of Arthur Andersen to the inclusion of Arthur Andersen’s audit report will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933 and therefore the purchasers’ right of recovery under that section may be limited as a result of the lack of our ability to obtain Arthur Andersen’s consent.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements which involve risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, risks related to unforeseen technical obstacles in completing development of new products, unforeseen delays in, or denials of, FDA or other regulatory approvals, future product demand and pricing, performance of distributors and partners, competitive products and technical developments, health care reform and general business and economic conditions and those other risks detailed in our filings with the Securities and Exchange Commission, including those described above.

USE OF PROCEEDS

     We will receive no part of the proceeds from the sale of any of the shares by any of the selling securityholders although we may receive $2.00 per share upon exercise of the warrants for 1,214,725 shares.

SELLING SECURITY HOLDERS

     Certain selling securityholders have acquired shares of common stock offered under this prospectus from us in a private placement that closed on March 19, 2004. The selling securityholders may also acquire shares of common stock offered under this prospectus upon exercise of warrants for 1,214,725 shares at an exercise price of $2.00 per share. We agreed to register for resale the issued shares and the shares issuable upon exercise of the warrants. Certain selling securityholders may also acquire 5,577,767 shares of common stock offered under this prospectus upon conversion of convertible debentures and related warrants issued on March 31, 2003.

     The following table sets forth information as of April 7, 2004 with respect to the shares of common stock of Matritech beneficially held by each selling securityholder. Upon the acquisition of our shares, any of the selling securityholders, their transferees and their distributees may offer to sell the shares they acquire from the Company from time to time under Rule 415 of the Securities Act. See “Plan of Distribution.”

     The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to Matritech by the selling securityholders.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by us to a person pursuant to options or warrants which may be exercised within 60 days of April 7, 2004 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person.

     In calculating the percentage of shares beneficially owned by each selling securityholder prior to and after the offering, we have based our calculations on the number of shares of common stock deemed outstanding as of April 7, 2004 which includes: 41,297,184 shares of common stock outstanding as of April 7, 2004 and all shares of common stock issuable upon the exercise of options and warrants which may be exercised by that selling securityholder within 60 days of April 7, 2004.

	Number of					Number of Shares
	Shares Beneficially Owned					Beneficially Owned After
	Prior to Offering			Number of Shares		Offering
Name	Number		Percent(1)	Offered(1)		Number(2)		Percent(1)
Alexandra Global Master Fund Ltd.	231,481	(3)	*	231,481	(3)	0		0
Alpha Capital AG	457,993	(4)	1.1	277,778	(5)	180,215	(6)	*
Basso Equity Opportunity Holding Fund Ltd.	138,889	(7)	*	138,889	(7)	0		0
Bristol Investment Fund, Ltd	443,723	(8)	1.1	370,370	(9)	73,353	(10)	*
Century Capital/David Enzer	203,860	(11)	*	142,483	(12)	61,377	(13)	*
Close Finsbury Global Investment – Universal Life Sciences	68,197	(14)	*	27,778	(15)	40,419	(16)	*
Cranshire Capital, L.P.	324,074	(17)	*	324,074	(17)	0		0
Crestview Capital Master, LLC	694,445	(18)	1.6	694,445	(18)	0		0
Crescent International Ltd.	463,700	(19)	1.1	250,000	(20)	213,700	(21)	*

* less than 1%

(1) The number of shares of common stock deemed outstanding includes (i) 41,297,184. shares of Common Stock outstanding as of April 7, 2004 and (ii) all Common Stock underlying options, warrants and other convertible securities which are exercisable or convertible within 60 days of April 7, 2004 by the person or entity in question. The warrants contractually limit each selling securityholder’s right to exercise the warrants to the extent such selling securityholder’s beneficial ownership exceeds 4.9% of the company’s then issued and outstanding shares of Common Stock.

(2) Assumes all shares offered hereunder are sold.

(3) Includes 46,296 shares of Common Stock issuable upon exercise of warrants.

(4) Includes 118,430 shares of Common Stock issuable upon exercise of warrants.

(5) Includes 55,556 shares of Common Stock issuable upon exercise of warrants.

(6) Includes 62,874 Shares of Common Stock issuable upon exercise of warrants.

(7) Includes 27,778 shares of Common Stock issuable upon exercise of warrants.

(8) Includes 147,427 shares of Common Stock issuable upon exercise of warrants.

(9) Includes 74,074 shares of Common Stock issuable upon exercise of warrants.

(10) Consists of 73,353 shares of Common Stock issuable upon exercise of warrants.

(11) Consists of (i) 44,444 shares of Common Stock issuable upon exercise of warrants granted by the Registrant in March 2004, (ii) 98,039 shares of Common Stock issuable upon exercise of warrants granted in March 2003 and (iii) 61,377 shares of Common Stock issuable upon exercise of warrants not covered by this registration statement.

(12) Consists of (i) 44,444 shares of Common Stock issuable upon exercise of warrants granted by the Registrant in March 2004 and (ii) 98,039 shares of Common Stock issuable upon exercise of warrants granted in March 2003.

(13) Consists of 61,377 shares of Common Stock issuable upon exercise of warrants not covered by this registration statement.

(14) Includes 16,035 shares of Common Stock issuable upon exercise of warrants.

(15) Includes 5,556 shares of Common Stock issuable upon exercise of warrants.

(16) Includes 10,479 shares of Common Stock issuable upon exercise of warrants.

(17) Includes 64,815 shares of Common Stock issuable upon exercise of warrants.

(18) Includes 138,889 shares of Common Stock issuable upon exercise of warrants.

(19) Includes 194,000 shares of Common Stock issuable upon exercise of warrants.

(20) Includes 50,000 shares of Common Stock issuable upon exercise of warrants.

(21) Includes 144,000 shares of Common Stock issuable upon exercise of warrants.

	Number of					Number of Shares
	Shares Beneficially Owned					Beneficially Owned
	Prior to Offering			Number of Shares		After Offering
Name	Number		Percent (1)	Offered(1)		Number (2)		Percent(1)
DKR Soundshore Oasis Holding Fund Ltd.	92,593	(22)	*	92,593	(22)	0		0
Elliott Associates, L.P.	92,593	(23)	*	92,593	(23)	0		0
Elliott International, L.P.	138,889	(24)	*	138,889	(24)	0		0
Fountainhead Fund	125,000	(25)	*	125,000	(25)	0		0
Islandia, L.P.	775,265	(26)	1.9	492,331	(27)	282,934	(28)	*
JIBS Equities LP	283,876	(29)	*	231,481	(30)	52,395	(31)	*
Langley Partners, L.P.	417,500	(32)	1.0	312,500	(33)	105,000	(34)	*
Midsummer Capital, LLC	1,194,697	(35)	2.8	1,047,990	(36)	146,707	(37)	*

(22) Includes 18,519 shares of Common Stock issuable upon exercise of warrants.

(23) Includes 18,519 shares of Common Stock issuable upon exercise of warrants.

(24) Includes 27,778 shares of Common Stock issuable upon exercise of warrants.

(25) Includes 25,000 shares of Common Stock issuable upon exercise of warrants.

(26) Includes (i) 409,978 shares of Common Stock issued or issuable upon conversion of convertible debentures previously issued by Registrant to Islandia, (ii) 82,353 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures and (iii) 73,353 shares of Common Stock issuable upon exercise of other warrants.

(27) Includes (i) 409,978 shares of Common Stock issued or issuable upon conversion of convertible debentures previously issued by Registrant to Islandia and (ii) 82,353 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures.

(28) Includes 73,353 shares of Common Stock issuable upon exercise of other warrants.

(29) Includes 98,691 shares of Common Stock issuable upon exercise of warrants.

(30) Includes 46,296 shares of Common Stock issuable upon exercise of warrants.

(31) Consists of 52,395 shares of Common Stock issuable upon exercise of warrants.

(32) Includes 167,500 shares of Common Stock issuable upon exercise of warrants.

(33) Includes 62,500 shares of Common Stock issuable upon exercise of warrants.

(34) Consists of 105,000 shares of Common Stock issuable upon exercise of warrants.

(35) Includes (i) 855,833 shares of Common Stock issued or issuable upon conversion of convertible debentures previously issued by Registrant to Midsummer, (ii) 192,157 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures and (iii) 146,707 shares of Common Stock issuable upon exercise of other warrants.

(36) Includes (i) 855,833 shares of Common Stock issued or issuable upon conversion of convertible debentures previously issued by Registrant to Midsummer and (ii) 192,157 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures.

(37) Consists of 146,707 shares of Common Stock issuable upon exercise of other warrants.

	Number of					Number of Shares
	Shares Beneficially Owned					Beneficially Owned After
	Prior to Offering			Number of Shares		Offering
Name	Number		Percent (1)	Offered(1)		Number (2)		Percent(1)
Omicron Master Trust	2,023,562	(38)	4.9	2,023,562	(38)	0		0
OTAPE Investments LLC	166,916	(39)	*	125,000	(40)	41,916	(41)	*

(38) Includes (i) 431,803 shares of Common Stock issuable upon exercise of warrants, (ii) 1,833,928 shares of Common Stock issuable upon conversion of convertible debentures previously issued by Registrant to Omicron and (iii) 411,765 shares of Common Stock issuable upon exercise of warrants issued in connection with the convertible debentures. The convertible debentures and warrants issued to Omicron contractually limit Omicron’s right to convert or exercise the debentures or warrants to the extent Omicron’s beneficial ownership exceeds 4.9%. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have been delegated authority by the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(39) Includes 66,916 shares of Common Stock issuable upon exercise of warrants. Ira M. Leventhal, a United States citizen, may be deemed to have dispositive power with respect to the securities held by OTAPE Investments LLC. Mr. Leventhal disclaims any beneficial ownership in the securities.

(40) Includes 25,000 shares of Common Stock issuable upon exercise of warrants. Ira M. Leventhal, a United States citizen, may be deemed to have dispositive power with respect to the securities held by OTAPE Investments LLC. Mr. Leventhal disclaims any beneficial ownership in the securities.

(41) Consists of 41,916 shares of Common Stock issuable upon exercise of warrant. Ira M. Leventhal, a United States citizen, may be deemed to have dispositive power with respect to the securities held by OTAPE Investments LLC. Mr. Leventhal disclaims any beneficial ownership in the securities.

						Number of Shares
	Number of					Beneficially
	Shares Beneficially Owned Prior to					Owned After
	Offering			Number of Shares		Offering
Name	Number		Percent (1)	Offered(1)		Number (2)
Portside Growth and Opportunity Fund	277,778	(42)	*	277,778	(42)	0	0
RHP Master Fund, Ltd.	185,185	(43)	*	185,185	(43)	0	0
Rodman and Renshaw	341,420	(44)	*	341,420	(44)	0	0
Sands Brothers International, Ltd.	48,611	(45)	*	48,611	(45)	0	0
Spectra Capital Management, LLC	231,481	(46)	*	231,481	(46)	0	0
SRG Capital LLC	69,445	(47)	*	69,445	(47)	0	0
Stonestreet, LP	277,778	(48)	*	277,778	(48)	0	0
Whalehaven Fund Limited	92,593	(49)	*	92,593	(49)	0	0
TCMP3 Partners	138,889	(50)	*	138,889	(50)	0	0
Topaz Partners	231,481	(51)	*	231,481	(51)	0	0
Zachary Prensky	25,000	(52)	*	25,000	(52)	0	0
TOTAL	10,256,914		21.6	9,058,898		1,198,016	2.5

(42) Includes 55,556 shares of Common Stock issuable upon exercise of warrants.

(43) Includes 37,037 shares of Common Stock issuable upon exercise of warrants.

(44) Consists of 341,420 shares of Common Stock issuable upon exercise of warrants.

(45) Consists of 48,611 shares of Common Stock issuable upon exercise of warrants. In June 2003, Sands Brothers International, Ltd. entered into an investment advisory agreement with the Registrant, pursuant to which Sands Brothers will receive an aggregate of $120,000 of which $100,000 has been paid to date.

(46) Includes 46,296 of Common Stock issuable upon exercise of warrants.

(47) Includes 13,889 shares of Common Stock issuable upon exercise of warrants.

(48) Includes 55,556 of Common Stock issuable upon exercise of warrants.

(49) Includes 18,519 of Common Stock issuable upon exercise of warrants.

(50) Includes 27,778 shares of Common Stock issuable upon exercise of warrants.

(51) Includes 46,296 shares of Common Stock issuable upon exercise of warrants.

(52) Includes 5,000 shares of Common Stock issuable upon exercise of warrants.

     In connection with Matritech’s March 2004 private placement, Sands Brothers International, Ltd. and Rodman and Renshaw served as placement agents on behalf of Matritech. For those placement agent services, Sands Brothers International, Ltd. and Rodman and Renshaw were issued warrants to purchase common stock and cash commissions. Mr. Enzer was also issued warrants to purchase common stock and cash commissions in connection with Matritech’s March 2004 private placement. Mr. Enzer’s affiliated firm, Century Capital, also served as the placement agent for our April and October 2003 private placements, for which Mr. Enzer and Century Capital were previously issued warrants and received cash commissions. Sands Brothers International, Ltd. also served as the placement agent for our October 2003 private placement for which Sands Brothers was issued warrants to purchase common stock and received a cash commission.

     Except as set forth above, to the best of our knowledge based on representations by the selling stockholders, none of the selling securityholders had any material relationship with Matritech or any of its affiliates within the three-year period ending on the date of this prospectus.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     The Company is required to pay all fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The Company will not receive any part of the proceeds from the sale of these shares by any of the selling securityholders although we may receive, subject to certain anti-dilution adjustments, $2.00 per share upon exercise of the warrants issued as part of the private placement.

     In order to comply with the securities laws of individual states, if applicable, the shares of our common stock offered under this prospectus will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states these shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling securityholders are not restricted as to the price or prices at which they may sell the shares of our common stock offered under this prospectus. Sales of shares at less than the market price may depress the market price of our stock. Moreover, the selling securityholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may also depress the market price of our stock.

     Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares of our common stock offered under this prospectus may not simultaneously engage in market making activities with respect to the shares for a period of time prior to the commencement of the distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, but not limited to, Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling securityholder.

     There is no assurance that any selling securityholder will sell any or all of the shares described in this prospectus and may transfer, devise or gift these securities by other means not described in this prospectus.

     We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the Securities and Exchange Commission and similar events.

LEGAL MATTERS

     Several legal matters with respect to the shares of our common stock offered under this prospectus will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

     The consolidated financial statements for the years ended December 31, 2001 and 2000 that are incorporated by reference in this Prospectus and elsewhere in the registration statement were audited by Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as having been experts in giving these reports. However, as a result of the cessation of Arthur Andersen’s practice, we have not been able to obtain the consent of Arthur Andersen to our inclusion of Arthur Andersen’s audit report herein. Please see page 11 of this prospectus with respect to disclosure concerning our previous auditing firm and risks associated with the inability to obtain such consent.

     The consolidated financial statements for the years ended December 31, 2002 and December 31, 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act, and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission’s Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s Web site is http: //www.sec.gov. Our Web site is http: //www.matritech.com. Information contained on our Web site is not a part of this prospectus.

     We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Matritech and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission’s office upon payment of the prescribed fees.

DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission, File No. 001-12128, are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:

1.	Our annual report on Form 10-K for the fiscal year ended December 31, 2003, filed under the Securities Exchange Act.

2.	Our definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act.

3.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed under the Securities Exchange Act.

4.	Our current reports on Form 8-K as filed on April 7, 2004 and March 22, 2004.

5.	The description of our common stock, $.01 par value per share, contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed with the Commission on March 10, 1992, including any amendment or report filed for the purpose of updating the description of our common stock.

     All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the Commission. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to Matritech, Inc., Attention: Chief Financial Officer, 330 Nevada Street, Newton, Massachusetts 02460, telephone (617) 928-0820.

You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.
12,129,047 Shares of Common Stock of MATRITECH, INC.

PROSPECTUS

May 13, 2004